                                                           Exhibit (a)(1)(X)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

---------------------------------
                                 :
OMNICARE, INC.                   :
                                 :
                 Plaintiff,      :
                                 :
-vs.-                            :          C.A. No. 19800
                                 :
NCS HEALTHCARE, INC. et al.,     :
                                 :
                                 :
                 Defendants.     :
                                 :
---------------------------------


                            SECOND AMENDED COMPLAINT

         Plaintiff Omnicare, Inc. ("Omnicare") alleges upon knowledge as to itself and its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

         1. Pursuant to an Agreement and Plan of Merger by and among Genesis Health Ventures, Inc. ("Genesis"), Geneva Sub, Inc. ("Geneva Sub"), and NCS Healthcare, Inc. ("NCS"), dated as of July 28, 2002 (the "Genesis Merger Agreement"), NCS has agreed to merge with Geneva Sub (the "Proposed Genesis Merger"). On July 26, 2002, just two days before NCS entered into the Genesis Merger Agreement, under which stockholders would receive only about $1.60 per share in Genesis common stock, Omnicare made a substantially superior all-cash offer of $3.00 per share, but defendants Jon H. Outcalt, Kevin B. Shaw, Boake A. Sells, and Richard L. Osborne, members of NCS's board of directors (collectively, the "Director Defendants"), in violation of their fiduciary and statutory duties to NCS stockholders, declined even to consider that offer. This was not the first time the Director Defendants had willfully blinded themselves to Omnicare's interest in NCS. Nearly one month prior to entering into the Genesis Merger Agreement, NCS, although aware of Omnicare's interest in pursuing a transaction, had executed an exclusivity agreement with Genesis effective July 1, 2002 that bound NCS to negotiate only with Genesis (the "Exclusivity Agreement").

         2. Instead of considering Omnicare's July 26 offer, the Director Defendants, in violation of their fiduciary obligations to NCS stockholders, approved the Proposed Genesis Merger and the Genesis Merger Agreement, which provide NCS stockholders with about half the value that was being offered by Omnicare. In further violation of their fiduciary obligations to NCS stockholders, the Director Defendants also agreed to a host of coercive and draconian defensive measures to "lock up" the Proposed Genesis Merger that are disproportionate to any perceived threat posed to NCS and that effectively preclude acceptance of any superior bid, including the premium offer made by Omnicare.

         3. Specifically, Defendants have attempted to structure the Genesis Merger Agreement so that the stockholders will theoretically have the opportunity to vote on it, while making the outcome of that vote a foregone conclusion.

         4. The Genesis Merger Agreement is premised upon the concept that Messrs. Outcalt and Shaw control sufficient voting strength to ensure approval because, while holders of Class A shares are allowed one vote per share, holders of Class B shares (principally Mr. Outcalt, with 3,476,086 such shares, and Mr. Shaw, with 1,141,134 such shares) are allowed ten votes per share. Defendants have attempted to guarantee such approval by means of voting agreements executed in conjunction with the Genesis Merger Agreement, pursuant to which Messrs. Outcalt and Shaw have granted Genesis an irrevocable proxy to vote all their shares of Class B common stock (the "Locked-Up Shares") in favor of the Genesis Merger Agreement (the "Director Proxy Lock-Up"). Moreover, while the Director Proxy Lock-Up is ostensibly terminable if the Genesis Merger Agreement is terminated, the Genesis Merger Agreement prohibits the Director Defendants from terminating the Genesis Merger Agreement prior to the stockholder vote to approve it (the "No Termination Provision").

         5. As explained below, the Director Proxy Lock-Up also violates NCS's Amended and Restated Certificate of Incorporation ("the NCS Charter") and, by transferring all control of their Class B shares, Messrs. Outcalt and Shaw have irrevocably converted their Class B shares into Class A shares. Nonetheless, as designed, the Director Proxy Lock-Up and the No Termination Provision constitute violations of fiduciary duty which improperly seek to preclude any possibility of NCS stockholders receiving the benefit of superior offers.

         6. The Genesis Merger Agreement also prevents the Director Defendants from considering or engaging in discussions with respect to alternative offers (the "No Shop Provision"). Specifically, the Director Defendants may not:

         (i) solicit, initiate, encourage (including by way of furnishing information), facilitate or induce inquiries with respect to any competing proposal;

         (ii) discuss, negotiate or furnish non-public information with respect to any competing proposal;

         (iii) approve, endorse or recommend any competing proposal; or

         (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or relating to any competing proposal.

         7. While the Genesis Merger Agreement purports to provide a "fiduciary out," it is a mere pretense. The Director Proxy Lock-Up and the No Termination Provision are designed to ensure that the "out" can never actually be exercised and that no other offer, regardless of its superiority, can displace the inferior and collusive deal the Directors Defendants struck with Genesis.

         8. To clinch the coercive and preclusive effects of these actions, the Genesis Merger Agreement further provides that if the Proposed Genesis Merger does not obtain the required stockholder approval, thus preventing consummation of the merger (an unlikely event if the other provisions described above have their intended effect), NCS will face a $6 million penalty if it pursues any alternative acquisition within 12 months of the termination of the Genesis Merger Agreement (the "Break-Up Penalty"). This provision, while no more than a transparent attempt to prevent other bidders from offering NCS stockholders fair value for their shares, provides Genesis and Geneva Sub with a windfall, while betraying the interests of NCS stockholders by making it difficult for NCS to negotiate with third parties willing to offer NCS stockholders greater value than they will realize through the Proposed Genesis Merger.

         9. Thus, the Director Defendants, by agreeing to the Exclusivity Agreement, the Director Proxy Lock-Up, the No Termination Provision, the No Shop Provision, the Break-Up Penalty and the rest of the indisputably inferior terms offered by Genesis, have abdicated their fiduciary duties to manage NCS, have erected preclusive defensive measures unreasonable in relation to any perceived threat to NCS and have impermissibly sought to lock NCS stockholders into a transaction that denies them anything close to fair value. In effect, they decided not only to take a "fiduciary holiday," but to put their fiduciary duties into permanent receivership.

         10. Genesis and Geneva Sub, for their part, have knowingly, purposefully, actively and substantially aided and abetted the Director Defendants in this regard by insisting upon and extracting from the Director Defendants the Exclusivity Agreement, the Director Proxy Lock-Up, the No Termination Provision, the No Shop Provision, the Break-Up Penalty and the other inferior terms of the Genesis Merger Agreement.

         11. Ultimately, however, this entire scheme fails because it violates not only the Director Defendants' duties under Delaware law, but also the NCS Charter, which prohibits Messrs. Outcalt and Shaw as Class B stockholders from transferring their super-voting power to

Genesis and provides that, as a result of their doing so, those shares of Class B common stock (having ten votes per share) automatically and irrevocably converted into shares of Class A common stock (having one vote per share).

         12. Accordingly, Omnicare brings this action to secure (i) declaratory relief with respect to the illegal Director Proxy Lock-Up and Genesis Merger Agreement and (ii) declaratory and injunctive relief against the Director Defendants' breaches of fiduciary duty and Genesis and Geneva Sub's aiding and abetting of such breaches.

                                     PARTIES

         13. Plaintiff Omnicare is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Covington, Kentucky. Omnicare is a leader in the institutional pharmacy business, with annual sales in excess of $2.1 billion during its last fiscal year. Omnicare is a stockholder of NCS.

         14. Defendant NCS is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Beachwood, Ohio. NCS is an independent provider of pharmacy and related services to long-term care and acute care facilities, including skilled nursing centers, assisted living facilities and hospitals.

         15. Defendant Jon H. Outcalt has been Chairman of the Board of NCS since 1986. As such, he owes fiduciary duties to NCS stockholders. Mr. Outcalt receives an annual salary of $200,000 from NCS, as well as a monthly retention bonus of $17,000 for services in connection with NCS's "restructuring program." In addition, Mr. Outcalt will receive a $200,000 "Executive Officer Bonus," a $200,000 "continuation payment" and a $200,000 "success fee" upon the closing of the Proposed Genesis Merger, as well as salary continuation benefits for two years. Genesis has also agreed to pay Mr. Outcalt an additional $200,000 one year after the closing and $175,000 (plus benefits) each year for at least four years. As a result,

Mr. Outcalt stands to personally receive a total of at least $1.3 million, if the Proposed Genesis Merger is consummated. Finally, Genesis has agreed to accord Mr. Outcalt "Founder" status, to "seriously consider" him to fill the next opening on the Genesis board and to maintain an office for him, including secretarial and parking costs, for at least one year.

         16. Defendant Kevin B. Shaw has been President, Secretary and a Director of NCS since 1986, and Chief Executive Officer of NCS since 1995. As such, he owes fiduciary duties to NCS stockholders. Mr. Shaw received a salary of $187,000 from NCS in fiscal 2001, together with a "retention bonus" of $25,000 payable during 2001 and 2002. His salary for fiscal 2002 increased to $196,000. Like Mr. Outcalt, Mr. Shaw will receive a $200,000 "Executive Officer Bonus" upon the closing of the Proposed Genesis Merger, salary continuation benefits for two years and reimbursement of certain legal expenses in connection with the negotiation of the Proposed Genesis Merger.

         17. Defendant Boake A. Sells has been a member of the Board since 1993. As such, he owes fiduciary duties to NCS stockholders. In addition to his director's fee, he receives a $10,000 per month consulting fee from NCS.

         18. Defendant Richard L. Osborne has been a member of the Board since 1986. As such, he owes fiduciary duties to NCS stockholders.

         19. Defendant Genesis is a corporation organized and existing under the laws of the State of Pennsylvania with its principal place of business in Kennett Square, Pennsylvania.

         20. Defendant Geneva Sub, a wholly owned subsidiary of Genesis, is a corporation organized and existing under the laws of the State of Delaware. Geneva Sub was formed by Genesis to acquire NCS.

                                      FACTS

Omnicare's Attempts to Negotiate with NCS

         21. Since approximately April 2000, NCS has been in default under its senior credit facility. Thereafter, NCS elected not to make an interest payment due February 15, 2001 on its outstanding bonds and began a series of discussions with its banks and with a committee of bondholders (the "Ad Hoc Committee") regarding a possible restructuring of its debt.

         22. In July 2001, Omnicare President and CEO Joel F. Gemunder expressed to NCS an interest in acquiring the company. Mr. Shaw responded to Mr. Gemunder's inquiry by stating that the Director Defendants would review Omnicare's interest. In a July 20, 2001 letter to the Director Defendants, Mr. Gemunder stated that Omnicare was prepared to offer approximately $225 million in cash to acquire NCS's assets, was willing to discuss the details of its proposal, and would need only limited due diligence.

         23. NCS and the Director Defendants declined the invitation to negotiate directly with Omnicare. An August 9, 2001 letter from NCS's counsel directed Omnicare to conduct all further communications with NCS's advisors, rather than directly with NCS.

         24. On August 29, 2001, frustrated by the slow pace of negotiations with NCS's advisors, Omnicare sent NCS, the Ad Hoc Committee and their respective legal and financial advisors a written offer to pay $270 million in cash to acquire NCS's assets, excluding cash and certain liabilities. Given NCS's then-existing financial situation, the proposal contemplated a purchase pursuant to Section 363 of the United States Bankruptcy Code, but Omnicare specifically made clear that it was open to other alternatives. NCS never responded.

         25. In late September 2001, the parties' advisors agreed to the terms of a confidentiality agreement. Nonetheless, NCS never provided the specific financial information that Omnicare needed (and repeatedly requested) to evaluate a transaction. Indeed, in October

2001, NCS's financial advisors proposed that Omnicare buy NCS, make a modest cash payment to stockholders and pay off bondholders at a modest discount to par, but NCS refused to provide the financial data Omnicare needed to analyze the proposal.

         26. Because NCS refused to respond to Omnicare, Omnicare met in November 2001 with the Ad Hoc Committee and its financial and legal advisors to discuss Omnicare's interest in NCS. After the Ad Hoc Committee stated that it believed that it could obtain NCS's support for a transaction, Omnicare and the Ad Hoc Committee negotiated such a transaction over the ensuing months. According to the Form S-4 recently filed with the Securities and Exchange Commission by Genesis, by early April 2002, NCS had received from Omnicare -- via the Ad Hoc Committee -- a proposal to acquire NCS for approximately $313.8 million. Once again, however, NCS refused to participate directly or meaningfully in any negotiations with Omnicare.

The Director Defendants Initiate an Active Bidding Process for NCS and Create a So-Called "Independent" Special Committee

         27. Meanwhile, while ignoring Omnicare, NCS was actively shopping the company to various other potential suitors. Indeed, beginning in April 2000, NCS, through its financial advisors, targeted over fifty different entities, including, among others, various potential financial acquirors, in an attempt to solicit their interest in acquiring NCS. Between June 2001 and May 2002, NCS, through the efforts of its financial advisors, received preliminary indications of interest from at least seven different parties, including Omnicare, Genesis and several private equity firms, which were seeking to acquire the company for enterprise values ranging from $185 million to approximately $313.8 million. The highest indication of interest was Omnicare's.

         28. In March 2002, recognizing the conflicts of interests arising from any direct participation by Messrs. Outcalt and Shaw in negotiating and recommending any sale of NCS, the Director Defendants set up a supposedly "independent" committee of the NCS board of directors, comprised of Defendants Sells and Osborne, for the express purpose of reviewing, evaluating and negotiating possible strategic transactions (the "Special Committee").

         29. The Special Committee, however, was a sham and totally failed to protect the interests of NCS's public stockholders.

         30. First, given Defendant Sells' lucrative, and material, consulting contract with NCS, which nets him approximately $120,000 a year (nearly on par with Mr. Shaw's annual salary as President and CEO of the company), Mr. Sells cannot be considered "independent." He is an employee of Defendant Outcalt. Second, the Special Committee did not receive any independent legal or financial advice. To the contrary, the Special Committee was advised by the very same lawyers and investment bankers NCS management had employed prior to the creation of the Special Committee and continued to employ thereafter.

         31. Third, the Special Committee completely disregarded its responsibility to NCS's public stockholders, failed to gain any concessions for NCS's public stockholders and, instead, locked up an inferior transaction which provided Director Defendant Outcalt with $1.3 million in special benefits.

         32. While NCS was being marketed rigorously and expansively by its financial advisors the so-called Special Committee was supine. Simply put, the Directors Defendants had put NCS up for sale and ignored their duty to achieve the highest price reasonably available for NCS stockholders.

         33. On July 3, 2002, the Director Defendants abdicated their fiduciary obligations to NCS stockholders and prematurely decided to end the auction for NCS to the detriment of NCS's stockholders. On that date, NCS entered into the Exclusivity Agreement with Genesis effective July 1, 2002. The Director Defendants ceased any efforts to get the best deal for NCS stockholders and began engaging in a full court press to make sure that the Director Defendants obtained the deal that was best for them.

The Omnicare Merger Proposal

         34. In July 2002, Omnicare began to suspect that NCS was negotiating with other parties. Accordingly, on Friday, July 26, 2002, Mr. Gemunder faxed Mr. Outcalt a letter, with copies to the other Director Defendants, proposing a merger transaction in which Omnicare would pay NCS stockholders $3.00 per share in cash and assume and/or retire existing debt.

         35. Omnicare's advisors attempted to reach NCS and its advisors over the weekend. NCS and its advisors simply dodged their calls.

         36. On July 29, 2002, compelled by NCS's failure to respond, Mr. Gemunder sent another letter, which Omnicare made public, expressing disappointment that NCS continued to refuse to meet with Omnicare and noting that Omnicare's $3.00 per share offer represented more than four times NCS's current stock price, which was already at a two-year high.

         37. The letter pointed out that this proposal would provide an excellent opportunity to realize more value than was likely available in the marketplace.

         38. The letter further recited that Omnicare had secured its own Board's authorization, was prepared to negotiate quickly and execute a mutually acceptable definitive merger agreement and would need only confirmatory due diligence consisting of a review of certain non-public information typical for such a transaction. The letter stated that, with the

Director Defendants' cooperation, an agreement could be executed in a week. To facilitate matters, Omnicare enclosed a draft merger agreement with customary provisions.

         39. Omnicare's proposal contained no financing contingency and -- consistent with Omnicare's belief that NCS stockholders should be able to choose a transaction providing the greatest value with no impediment to, or penalty for, that choice -- no request for voting agreements or a break-up fee that might deter other bids.

         40. The letter further stated as follows:

         In the context of a negotiated transaction, we are prepared to discuss all aspects of our proposal with you, including structure, economics and your views as to the proper roles for our respective management and employees in the combined company. We would also consider a stock transaction in order to allow NCS stockholders to share in the upside of the combined companies. With respect to structure, we would be willing to discuss acquiring the securities of NCS in a tender offer. We wish, and are prepared, to meet immediately with you and the other directors, management and advisors to answer any questions about our proposal and to proceed with negotiations leading to the execution of a definitive merger agreement.

         . . . We trust that you and the other members of the NCS Board of Directors will give this proposal immediate and serious consideration.
         . . .

         41. NCS and the Director Defendants ignored their fiduciary obligations and never responded.

The Genesis Merger Agreement

         42. Instead, on July 29, 2002, NCS announced that, on July 28, 2002, it had entered into the Genesis Merger Agreement. Under the terms of the Genesis Merger Agreement, each outstanding share of NCS would be exchanged for 0.1 of a share of Genesis. This offer purportedly represented a value of $1.60 per share of NCS common stock at the time the transaction was announced (far less than the $3.00 per share in cash then being offered by Omnicare). Incredibly, the Director Defendants had simply ignored Omnicare's all-cash proposal with a value of four times NCS's current stock price.

         43. As designed by Defendants, in flagrant violation of Delaware law and the NCS Charter, the Genesis Merger Agreement and the associated Director Proxy Lock-Up have the effect of locking up the Genesis Merger Agreement and precluding any superior offer. The Director Proxy Lock-Up, for example, requires that Messrs. Outcalt and Shaw, who collectively held approximately 65% of the voting power of all NCS stockholders through their holdings of Class B common stock, (a) grant Genesis a proxy to vote their respective shares in favor of adoption and approval of the Proposed Genesis Merger and against proposals for other transactions, no matter how superior, and (b) not transfer their shares prior to consummation of the Proposed Genesis Merger. In addition, the No Shop Provision was designed to prevent the Director Defendants from considering or engaging in discussions with respect to alternative, superior offers.

         44. NCS's ability to negotiate with third parties willing to offer NCS stockholders greater value is further hampered by the requirement that NCS pay the $6 million Break-Up Penalty if it enters into an acquisition agreement with another company, if any such an acquisition is consummated, or if the Board recommends that NCS enter into such an agreement within 12 months of the termination of the Genesis Merger Agreement. This penalty amounts to an astounding 15% of the equity value of the transaction.

         45. The Director Proxy Lock-Up, the No Termination Provision, the No Shop Provision and the Break-Up Penalty are intended to preclude Omnicare's (and any other third party's) ability to conclude a merger with NCS for greater value than the Genesis Merger Agreement provides and, therefore, represent an abdication by the Director Defendants of their fiduciary responsibilities under Delaware law.

         46. Indeed, NCS has admitted in the recently filed Form S-4 that the Director Defendants were advised in advance of the preclusive effect of the Director Proxy Lock-Up, the illusory nature of the "fiduciary out" in the Genesis Merger Agreement and the fact that by entering into those agreements they would be disabling themselves from exercising their fiduciary duties.

         47. Specifically, the Form S-4 states that prior to the July 28, 2002 decision of the Special Committee to recommend the Genesis Merger Agreement to the full board of directors and at the time they knew Omnicare was offering $3.00 per share in cash to NCS stockholders:

         [outside] legal counsel reminded the NCS independent committee that under the terms of the [Genesis] merger agreement and because NCS stockholders representing in excess of 50% of the outstanding voting power [i.e., Defendants Outcalt and Shaw] would be required by Genesis to enter into stockholder voting agreements contemporaneously with the signing of the merger agreement, and would agree to vote their shares in favor of the merger agreement, stockholder approval of the merger would be assured even if the NCS board of directors were to withdraw or change its recommendation. These facts would prevent NCS from engaging [in] any alternative or superior transaction in the future. (Emphasis added.)

         48. The full board received the identical legal advice from outside counsel before approving the Genesis Merger Agreement later that same day.

Events Subsequent to the Announcement of the Genesis Merger Agreement

         49. By August 1, 2002, in light of the Director Defendants' continuing refusal even to respond to (let alone consider) its proposal, Omnicare commenced this action.

         50. That same day Omnicare announced its intention to commence a tender offer for all outstanding shares of NCS common stock and to raise its offer to $3.50 per share in cash. In announcing the revised offer, Mr. Gemunder said,

         We are taking these steps after continued refusals by NCS to discuss Omnicare's offer to acquire the company. We believe that the board of directors of NCS has breached its fiduciary duties by entering into the Genesis agreement while they were fully aware of our superior offer. Omnicare's offer will deliver more than twice the value to NCS stockholders, and the NCS board should not prevent their stockholders from accepting this offer.

         51. On August 8, 2002, Omnicare, through a wholly-owned subsidiary, commenced its tender offer for all outstanding shares of NCS common stock at $3.50 per share in cash.

         52. That same day, Mr. Gemunder sent the Director Defendants a letter stating that their refusal even to discuss Omnicare's offer and their apparent disregard of their fiduciary duties had left Omnicare no alternative but to take its offer directly to NCS stockholders. That letter reiterated that Omnicare would prefer to work with the NCS board toward a transaction maximizing value for stockholders, bondholders and creditors, and remained willing to discuss all aspects of its offer, including structure, price and type of consideration, and to execute a merger agreement substantially identical to the Genesis Merger Agreement, except that it would include neither a break-up fee, voting agreements nor any other feature designed to deter any higher offer for NCS.

         53. Mr. Gemunder further noted that Omnicare could enter into such a merger agreement very quickly, and would need only matter of days to complete confirmatory due diligence if provided with reasonable access to certain customary non-public information.

         54. NCS and the Director Defendants followed their predictable course and NCS stockholders continue to suffer. On August 20, 2002, NCS filed its
Schedule 14D-9 in response to Omnicare's tender offer, in which it set forth various purported reasons for recommending that NCS stockholders reject Omnicare's offer, including claims that Omnicare's offer is "highly conditional" and "illusory" and that many of the conditions contained therein are not capable of being satisfied. The conditions that were not capable of being satisfied were, of course, the removal of the illegal agreements that NCS and the Director Defendants themselves had erected as barriers to the Omnicare offer -- the Director Proxy Lock-Up, the No Termination Provision, the No Shop Provision and other provisions of the Genesis Merger Agreement.

         55. On September 12, 2002, NCS filed an amendment to its Schedule 14D-9 stating that it had obtained from Genesis a limited waiver from the No Shop Provision to discuss Omnicare's tender offer with Omnicare. However, as further evidence of the Director Defendants' breaches of their fiduciary and statutory duties, that amendment goes on to state that due to NCS's existing agreements with Genesis, "it is unlikely that a business combination with Omnicare may be consummated."

                                     Count I

              Declaratory Judgment that the Director Proxy Lock-Up
                 Violates the NCS Charter and that the Locked-Up
                    Shares Have Converted into Class A Shares
                            (Against All Defendants)

         56. Omnicare realleges each preceding allegation as if set forth fully herein.

         57. There exists an actual, substantial and immediate controversy within this Court's jurisdiction, resulting from the conduct alleged herein, which will be redressed by a judicial decision favorable to Omnicare and other NCS stockholders.

         58. The Court, thus, may properly declare the rights, obligations and other legal relationships of the parties to this action with respect to the Director Proxy Lock-Up, the status of the Locked-Up Shares and all other matters alleged herein.

         59. Section 7(a) of the NCS Charter prohibits transfers of Class B shares, or any interest in those shares, to anyone, including Genesis, who is not a permitted transferee. Thus, Section 7(a) states as follows:

         no person holding any shares of Class B Common Stock may transfer, and the Corporation shall not register the transfer of, such shares of Class B Common Stock or any interest therein, whether by sale, assignment, gift bequest, appointment or otherwise.

         60. In violation of this provision, Messrs. Outcalt and Shaw entered into the Director Proxy Lock-Up and thereby (a) granted Genesis an irrevocable proxy, coupled with an interest, to vote their respective Class B shares (i.e., the Locked-Up Shares), and (b) agreed not to transfer their shares of NCS common stock prior to consummation of the Proposed Genesis Merger, which, in light of the No Termination Provision and other provisions of the Genesis Merger Agreement, would be a foregone conclusion. As a result, Messrs. Outcalt and Shaw have improperly transferred not only an interest in, but all meaningful indicia of ownership in and rights to, their shares of Class B common stock to Genesis.

         61. That transfer automatically and irrevocably converted those Class B shares into Class A shares. Pursuant to Section 7(d) of the NCS Charter:

         [a]ny purported transfer of shares from Class B Common Stock other than to a permitted transferee shall automatically, without any further act or deed on the part of the Corporation or any other person, result in the conversion of such shares into shares of Class A Common Stock. (Emphasis added.)

         62. Accordingly, Omnicare is entitled to a judgment declaring that Messrs. Outcalt and Shaw's grant of irrevocable proxies with respect to, and conveyance of interests (indeed, effectively their entire interests) in, their respective Class B shares violates Section 7 of the NCS Charter and that, by operation thereof, the Locked-Up Shares have been converted into Class A shares.

         63. Omnicare has no adequate remedy at law.

                                    COUNT II

                         Violation of 8 Del. C. 'SS' 141
                        (Against the Director Defendants)

         64. Omnicare realleges each preceding allegation as if set forth fully herein.

         65. By virtue of their positions as directors of NCS, the Director Defendants owe duties to NCS stockholders pursuant to 8 Del. C. 'SS' 141, including, but not limited to, managing NCS's business and affairs and not taking steps to disable themselves from doing so.

         66. By agreeing to the terms of the Exclusivity Agreement, the Director Proxy Lock-Up and the Genesis Merger Agreement, including the No Shop Provision and the No Termination Provision, the Director Defendants have surrendered any ability to fulfill these statutory duties to NCS and its stockholders.

         67. Their decisions with respect to the Exclusivity Agreement, the Director Proxy Lock-Up and the Genesis Merger Agreement, including the No Shop Provision and the No

Termination Provision, constitute a series of deliberate actions undertaken for the purpose of disabling themselves from managing the business and affairs of NCS.

         68. The Director Defendants have thus violated 8 Del. C. 'SS' 141.

         69. Accordingly, Omnicare is entitled to a judgment declaring the Director Proxy Lock-Up and Genesis Merger Agreement, including the No Shop Provision and the No Termination Provision, null and void in violation of 8 Del.
C. 'SS' 141.

         70. Omnicare has no adequate remedy at law.

                                    COUNT III

                            Breach of Fiduciary Duty
                        (Against the Director Defendants)

         71. Omnicare realleges each preceding allegation as if set forth fully herein.

         72. By virtue of their positions as directors of NCS, the Director Defendants owe fiduciary duties to NCS stockholders including, but not limited to, considering and fully evaluating all offers for NCS, exercising due care in conducting NCS's affairs, not putting self-interest and personal or other consideration ahead of NCS stockholders' interests, obtaining the best value reasonably available for NCS stockholders in connection with any effort to sell the company, and not taking unreasonable defensive measures that are disproportionate to any perceived threat posed to NCS.

         73. The decisions of the Director Defendants with respect to the Exclusivity Agreement, the Director Proxy Lock-Up and the Genesis Merger Agreement (a) were entered into by directors with obvious conflicts of interest who were neither disinterested nor independent, (b) demonstrate a lack of good faith, (c) could not have been based upon a reasonable inquiry, and (d) unreasonably preclude Omnicare or any other third party from entering into an agreement offering NCS stockholders greater value than the Proposed Genesis Merger.

         74. In addition, the Director Defendants failed to take steps to obtain for NCS stockholders the highest price reasonably available after having initiated an active bidding contest for NCS.

         75. The Director Defendants have breached their fiduciary duties by approving and agreeing to enter into the Director Proxy Lock-Up and the Genesis Merger Agreement.

         76. In further breach of their fiduciary duties, they have also failed, in any substantive way, even to consider Omnicare's superior offer.

         77. The Director Defendants have willfully and purposely refused to explore Omnicare's bid, even when Omnicare specifically invited NCS representatives to engage in discussions with respect to that bid. The Director Defendants' willful blindness and refusal to fully inform themselves of Omnicare's superior offer constitutes a breach of the Director Defendants' fiduciary duties.

         78. In further breach of their fiduciary duties, the Director Defendants waived, with respect to all transactions contemplated by the Genesis Merger Agreement, all protections afforded by the provisions of 8 Del. C. 'SS' 203 and any other state takeover law or state law limiting or restricting business combinations or the ability to acquire or vote shares.

         79. Finally, the Director Defendants' refusal to declare Omnicare's $3.50 per share all cash tender offer a superior proposal and to recommend it to NCS's stockholders constitutes a further breach of their fiduciary duties.

         80. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties to the detriment of NCS and its stockholders thereby preventing NCS stockholders from even considering potentially superior merger proposals, such as Omnicare's Proposal.

         81. Omnicare has no adequate remedy at law.

                                    COUNT IV

                  Aiding and Abetting Breach of Fiduciary Duty
                        (Against Genesis and Geneva Sub)

         82. Omnicare realleges each preceding allegation as if set forth fully herein.

         83. By virtue of their positions as directors of NCS, the Director Defendants owe NCS stockholders fiduciary duties.

         84. The Director Defendants have breached those duties to the detriment of NCS stockholders.

         85. Genesis and Geneva Sub have aided and abetted these breaches. As direct participants in the Exclusivity Agreement, the Director Proxy Lock-Up and the Genesis Merger Agreement, Genesis and Geneva Sub purposefully, knowingly and substantially aided and abetted the Director Defendants in their breach of fiduciary duties by insisting upon and agreeing to the excessive and unreasonable features and penalty provisions of the Exclusivity Agreement, the Director Proxy Lock-Up and the Genesis Merger Agreement, including the No Shop Provision and the No Termination Provision, which were designed by Genesis, Geneva Sub and NCS to preclude Omnicare's or any other superior merger proposals.

         86. Unless enjoined, Genesis and Geneva Sub will continue to aid and abet the Director Defendants' breaches of fiduciary duties to NCS and its other stockholders.

         87. Omnicare has no adequate remedy at law.

                                    Count V

                     Declaratory Judgment that the Break-Up
               Penalty Is Unreasonable, Invalid and Unenforceable
                            (Against All Defendants)

         88. Omnicare realleges each preceding allegation as if set forth fully herein.

         89. There exists an actual, substantial and immediate controversy within this Court's jurisdiction, resulting from the conduct alleged herein, which will be redressed by a judicial decision favorable to Omnicare and the other NCS stockholders.

         90. The Court, thus, may properly declare the rights, obligations and other legal relationships of the parties to this action with respect to the Break-Up Penalty and all other matters alleged herein.

         91. By virtue of their positions as directors of NCS, the Director Defendants owe fiduciary duties to NCS stockholders including, but not limited to, considering and fully evaluating all offers for NCS, exercising due care in conducting NCS's affairs, not putting self-interest and personal or other consideration ahead of NCS stockholders' interests, and not taking unreasonable defensive measures that are disproportionate to any perceived threat posed to NCS.

         92. The decisions of the Director Defendants with respect to the Break-Up Penalty demonstrate a lack of good faith and could not have been based upon a reasonable inquiry. Those decisions unreasonably preclude Omnicare or any other third party from entering into an agreement offering NCS stockholders greater value than the Proposed Genesis Merger.

         93. The Director Defendants have breached their fiduciary duties by approving to the Break-Up Penalty.

         94. Accordingly, Omnicare is entitled to a judgment declaring that the Break-Up Penalty is unreasonable, invalid and unenforceable.

         95. Omnicare has no adequate remedy at law.

         WHEREFORE, Omnicare prays for judgment as follows:

         a. Declaring that the Director Proxy Lock-Up violates Section 7 of the NCS Charter and by operation thereof the Locked-Up Shares have been irrevocably converted into Class A shares;



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



         b. In the alternative, declaring that the Director Defendants violated 8 Del. C. 'SS' 141 in agreeing to the terms of the Genesis Merger Agreement and the associated Director Proxy Lock-Up, and, therefore, that the Genesis Merger Agreement is null and void;

         c. Preliminarily and permanently enjoining (i) NCS, the Director Defendants, Genesis, Geneva Sub, and their respective officers, directors, employees, agents and all persons acting on their behalf from taking further steps or any actions with respect to the Director Proxy Lock-Up and/or the Genesis Merger Agreement; and (ii) Genesis and Geneva Sub, and their respective officers, directors, employees, agents and all persons acting on their behalf from aiding and abetting the Director Defendants' breaches of their fiduciary duties;

         d. In the alternative, in the event the Genesis merger is consummated before final judgment in this action is entered, rescinding the Genesis Merger Agreement;

         e. Declaring that the Break-Up Penalty is unreasonable, invalid and unenforceable; and

         f. Granting Omnicare such further relief as may be just and proper, including the costs and disbursements of this action and reasonable attorneys' fees.

                                           POTTER ANDERSON & CORROON LLP

Of Counsel:
                                           By /s/ John M. Seaman
                                             ----------------------------------
Robert C. Myers                              Donald J. Wolfe, Jr.
Seth C. Farber                               Kevin R. Shannon
James P. Smith, III                          Michael A. Pittenger
David F. Owens                               John M. Seaman
Melanie R. Moss                              Hercules Plaza
DEWEY BALLANTINE LLP                         1313 N. Market Street
1301 Avenue of the Americas                  P. O. Box 951
New York, New York  10019-6092               Wilmington, DE  19899
(212) 259-8000                               (302) 984-6000

September 23, 2002                           Attorneys for Plaintiff,
                                             Omnicare, Inc.



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


                             CERTIFICATE OF SERVICE

         I hereby certify that on September 23, 2002, I caused the within document to be served on the following counsel of record in the manner indicated below:

         BY HAND

         Edward P. Welch, Esquire
         Skadden, Arps, Slate, Meagher & Flom LLP
         One Rodney Square
         Wilmington, Delaware 19801

         Bruce L. Silverstein, Esquire
         Young Conaway Stargatt & Taylor LLP
         1000 West Street, 7th Floor
         Wilmington, Delaware  19801

         Jon E. Abramczyk, Esquire
         Morris Nichols Arsht & Tunnell LLP
         Chase Manhattan Centre, 18th Floor
         1201 North Market Street
         Wilmington, Delaware  19801

         Edward M. McNally, Esquire
         Morris, James, Hitchens & Williams LLP
         222 Delaware Avenue
         Wilmington, Delaware  19801



                                               /s/ John M. Seaman
                                               --------------------------------
                                                   John M. Seaman


cc: Joseph A. Rosenthal, Esquire